UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TB Wood’s Corporation
(Name of Subject Company)
TB Wood’s Corporation
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Classes of Securities)
872226105
(CUSIP Number of Classes of Securities)

Joseph C. Horvath
Chief Financial Officer
TB Wood’s Corporation
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201
(717) 264-7161

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
Copy to:
David E. Schulman, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Letter to Employees from William T. Fejes, Chief Executive Officer of TB Wood’s
Dear TB Wood’s Employees:
On Monday, we announced a definitive merger agreement with Altra Holdings under which Altra Holdings is acquiring TB Wood’s for a price of $24.80 per share. This transaction marks a significant milestone for us and is the result of the tremendous efforts and dedication you have shown to TB Wood’s over the years. Together we have become a leading provider of industrial power transmission components with leading positions in both couplings and sheaves and are continuing to develop new products for both our mechanical and electronics customers. We’re pleased to be joining Altra and look forward to contributing our expertise to expanding Altra’s portfolio of offerings. Now is the time to partner with another successful, fast growing company, like Altra, which has the experience and resources to help us realize the full value of all of our assets.
Attached is a copy of the press release that was issued Monday evening and a question and answer document that may help you with some of your initial questions. Over the next week, I will be visiting with, or speaking to TB Wood’s employees to discuss the strategic rationale for the transaction and to answer as many questions as I can.
We expect the transaction will close during the second quarter of this year and is subject to Hart-Scott-Rodino antitrust clearance. We will of course, make every effort to keep you informed about any important developments.
There are many details that are to be worked out, however, I commit to you that we will maintain our open, transparent communication that has been a hallmark at TB Wood’s. Please remember that nothing changes today as a result of this announcement. It is critically important that we all continue to operate our business as usual.
Over the course of the next couple months we will be working closely with Altra management to create an integration plan that will be ready to be implemented immediately after we close. We will provide further information on this as it becomes available.
Finally, I want to conclude by thanking you for all of your hard work. Without it, TB Wood’s would not be the great company it is today. I hope that you will share my enthusiasm about this transaction.
Yours truly,
William T. Fejes, Jr.
President & CEO

FREQUENTLY ASKED QUESTIONS
Questions & Answers
1.	Who is Altra?

Altra is a leading global supplier of quality power transmission and motion control products. Altra products are sold in over 70 countries in a variety of major industrial markets, including food processing, material handling, packaging machinery, mining, energy, automotive, primary metals, turf and garden and many others. Altra is headquartered in Quincy, Massachusetts, with manufacturing, assembly and warehousing operations located throughout the United States and around the globe.

2.	How can we learn more about Altra?

Employee meetings will be held over the next few weeks at all of the facilities. In the meantime, you can visit their website at www.altramotion.com.

3.	How much is the company being sold for?

The company is being sold for approximately $93 million in an all cash deal.

4.	What are the mechanics and timing of the sale?

Altra will acquire TB Wood’s for a purchase price of $24.80 per share in cash. Closing of the transaction is expected to occur during the second quarter of 2007 (although this may change) once Hart-Scott-Rodino antitrust clearance been obtained.

5.	What will happen to my stock options as a result of the sale?

Under the terms of our agreement with Altra, all options will vest and will be exchanged for cash.

6.	What will happen to TB Wood’s stock up to the time the sale is completed?

We expect that TB Wood’s shares will continue to trade on the NASDAQ until the transaction is completed.

7.	What types of approvals are necessary?

The transaction is subject to usual and customary government approvals.

8.	When will the transaction close?

We are anticipating a closing date during the second quarter of 2007.

9.	What can employees expect in the interim?

As we work through the integration process, we are counting on you to remain focused on doing your job to the best of your ability. Until the transaction closes, TB Wood’s and Altra remain separate companies. We will not be working together until after the closing (no co-promotion, no co-development, etc.). Upon closing of the transaction (during second quarter of 2007), TB Wood’s operations will be merged into Altra. We will make every effort to keep you up to date on developments and progress throughout the acquisition process.

10.	Will any TB Wood’s facilities be closed?

It is too early in the process for decisions about facilities.

11.	Will anyone at TB Wood’s lose his or her job because of the acquisition?

It is too early to tell at this time. Over the next few months we will be having these discussions and will share this information as appropriate.

12.	When will I know whether I am to be severed or offered employment with Altra?

We will provide guidance on this issue over the next few months.

13.	Will merit increases and promotions for be impacted by the sale?

We would expect that our annual salaried employee merit increases and promotions would occur over the next month as previously contemplated.

14.	How will the sale impact salary and benefit policies?

TB Wood’s compensation and benefit programs will remain in place until the sale is completed, including vacation, sick time and leave of absence programs.

15.	How will the sale impact the company’s business targets?

Our financial goals, marketing objectives and product introduction plans all remain the same — business as usual until the transaction closes.

16.	When can we start working together with our new Altra Associates?

Not until closing of the transaction in Q2 2007.

17.	Where should employees go with their questions?

As we have done so far, we will widely communicate information as it becomes available via email and postings. Our plans are to hold regular meetings to keep you updated. Additionally, you can also email questions questions@tbwoods.com and we will respond to them with periodic updates or contact Human Resources.
Important Additional Information Regarding the Offer will be Filed with the SEC
The Offer has not yet commenced, and the foregoing employee letter and FAQ is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer will be made only through an Offer to

Purchase and the related Letter of Transmittal. We urge investors and shareholders to read the following documents, when they become available, regarding the Offer because they will contain important information: Altra Holdings’ Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and the Solicitation Recommendation Statement on Schedule 14D-9 of TB Wood’s. These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission (the “SEC”) when the Offer commences. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the Offer, which will be announced.
Forward-Looking Statements
Statements about the expected timing, completion, and effects of the tender offer and the merger and all other statements in this document, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks, and uncertainties that could cause the actual results to differ materially from such forward-looking statements. The tender offer and the merger may not be completed because of a number of factors, including the failure to satisfy the closing conditions. These factors, and other factors that may affect the business or financial results of the Company, are described in the Company’s filings with the SEC, including Items 1A and 7 of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005. The Company does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.